July 20, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3720

Washington, DC 20549

Attention: Craig Wilson

Re:	Datawatch Corporation
Form 10-K for the Fiscal year ended September 30, 2014
Filed December 5, 2014
Form 10-Q for the quarterly period ended December 31, 2014
Filed February 9, 2015
Form 10-Q for the quarterly period ended March 31, 2015
Filed May 8, 2015
File No. 000-19960

Ladies and Gentlemen:

I am writing to you on behalf of Datawatch Corporation (the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated July 10, 2015.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this response letter containing the changes contemplated by this letter are being filed simultaneously with the Commission.

Form 10-K for the fiscal year ended September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21.

COMMENT 1:

We note that you do not define and quantify any key performance indicators of your financial condition and operating performance. However, as noted previously, your investors appear to be asking for such information (e.g. win rates, conversion rates, deferred revenue trends, average deal size, and break-even levels). Please tell us what consideration was given to evaluate whether these were considered key performance indicators that you use to manage your business and whether the disclosure of these metrics and related trends would be material to your investors. We refer you to Section III.B of SEC Release 33-8350.

Securities and Exchange Commission

July 20, 2015

RESPONSE 1: In response to your question regarding our disclosures regarding key performance indicators used to manage the Company’s business, we believe that the Company is very transparent in responding to questions from investors, but that the information requested by investors are not necessarily the metrics Company management measures its business against. As the Company’s business has evolved, we believe the most relevant performance indicators have been the pure financial statement metrics that the Company has disclosed in its periodic reports. We will consider other key performance metrics on a forward-looking basis as the Company’s business continues to evolve and mature.

Form 10-Q for the quarterly period ended December 31, 2014

Notes to Consolidated Financial Statements

Note 4. Impairment of Goodwill and Indefinite-lived Assets, page 7

COMMENT 2: We note in your response to prior comment 7 and 10 that you believe that your impairment test at September 30, 2014 indicated a relatively safe margin between your market capitalization and book value and you provided an adequate description of the facts and circumstances leading to the impairment in Notes 4 and 5 in accordance with ASC 350-20-50-2a. However, we also noted that you disclosed a significant amount of impairment charges, specifically $32,009,000 under the caption “Impairment of goodwill and long-lived assets” in your consolidated statements of operations during the three months ended December 31, 2014. Please consider disclosing in future filings the percentage by which the fair value of your reporting unit exceeded the carrying value when your reporting unit is at risk of failing step one of the impairment test. We refer you to ASC 350 and Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

RESPONSE 2: We note your comments. On a forward-looking basis under circumstances where there is a risk of failing step one of an impairment test, we will consider disclosing the percentage by which the fair value of your reporting unit exceeded the carrying value.

Securities and Exchange Commission

July 20, 2015

Form 10-Q for the quarterly period ended December 31, 2014

Notes to Consolidated Financial Statements

Note 4: Impairment of Goodwill and Indefinite-lived Assets, page 7

COMMENT 3: We note you attribute the changes in headcount to explain certain changes in your results of operations but the headcount does not appear to be quantified. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for the line items that are impacted. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

RESPONSE 3: We note your comment. To the extent headcount changes are material during a period, the Company intends to quantify them.

*     *     *     *     *

Securities and Exchange Commission

July 20, 2015

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact me at (978) 275-8208.

Sincerely,

/s/ James L. Eliason

James L. Eliason
Chief Financial Officer
Datawatch Corporation